Exhibit 99.1

Claude Announces Mike Sylvestre as Interim President & CEO

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, SK, March 27, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ) (OTCQB: CLGRF) board of directors today announce the appointment of Mike Sylvestre,  as interim President and Chief Executive Officer ("CEO"), effective April 1, 2014 following the retirement of Neil McMillan on March 31, 2014. Mr. Sylvestre is a member of the board of directors of Claude.

Mr. Sylvestre brings over 35 years of mining experience to Claude largely acquired during his distinguished career with the former Inco Ltd. Prior to his retirement he was CEO of Vale Inco, New Caledonia, and had previously served in other senior positions including President Vale Inco Manitoba Operations and Vice President of Operations PT Inco, Indonesia.

He holds a M.Sc. and a B.Sc. in Mining Engineering from McGill University and Queen's University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining and a recent graduate of the Rotman's School of Management Director's Education Program.

Mr. Sylvestre also serves on the boards of Castle Resources Inc., James Bay Resources and Wellgreen Platinum Corp.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Rick Johnson, Vice President of Finance & CFO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:12e 27-MAR-14